Synchrony Financial 777 Long Ridge Road Stamford, CT 06902 (203) 585-2400 jonathan.mothner@ge.com (203) 585-6250

August 5, 2014

VIA EDGAR AND EMAIL TRANSMISSION

Michael R. Clampitt

Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	SYNCHRONY FINANCIAL’s Registration Statement on Form S-1 (File No. 333-197244)

Dear Mr. Clampitt:

We refer to the registration statement on Form S-1 (File No. 333-197244) (as amended, the “Registration Statement”) of SYNCHRONY FINANCIAL, a Delaware corporation (the “Company”), relating to the registration of $3,000,000,000 aggregate principal amount of senior notes.

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 2:00 p.m. (Eastern time) on August 6, 2014 or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Michael R. Clampitt

Securities and Exchange Commission

Should any questions arise in connection with the filing or this request, please contact the undersigned at (203) 585-2400.

Sincerely yours,

/s/ Jonathan S. Mothner, Esq.

Jonathan S. Mothner, Esq.
SYNCHRONY FINANCIAL

cc:	David S. Lefkowitz, Esq., Weil, Gotshal & Manges LLP
Corey R. Chivers, Esq., Weil, Gotshal & Manges LLP